

22006832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

~~SEC Mail Processing~~
ANNUAL REPORTS
FORM X-17A-5 ~~Jun 0 1 2022~~
PART III June of 2022
~~Washington, DC~~
FACING PAGE

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Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/2021__ AND ENDING __03/31/2022__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Arete Research, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15 Broad Street, 1st Floor
(No. and Street)

Boston	**MA**	**02109**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Rothe	**617-357-4800**	**peter.rothe@arete.net**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown PC
(Name – if individual, state last, first, and middle name)

155 Seaport Blvd.	**Boston**	**MA**	**02210**
(Address)	(City)	(State)	(Zip Code)

10/8/2003	**100**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Peter Rothe_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Arete Research, LLC_____, as of _3/31_____, 2 _022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CATHERINE A. DUGGAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires December 7, 2023

Signature: _____

Title: _____
Manager

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged with Governance of
Arete Research, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arete Research, LLC (the "Company") as of March 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2019.

May 31, 2022

WithumSmith+Brown, PC   155 Seaport Boulevard, Boston, Massachusetts 02210-2698   T (617) 227 3333   F (617) 227 5430   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ARETE RESEARCH, LLC
(A Wholly-Owned subsidiary of
Arete Research Services, LLP)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2022

ASSETS

ASSETS

Cash	$	860,244
Accounts receivable		333,116
Other assets		23,043
Due from related parties		33,822
Furniture and equipment, net of accumulated depreciation of $68,313		12,652
TOTAL ASSETS	$	1,262,877

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	585,848
Income taxes payable		22,827
Due to related parties		35,478
Contract liabilities		2,822
Deferred income tax liability		2,200
TOTAL LIABLITIES		649,175
MEMBER'S EQUITY		613,702
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,262,877

The accompanying notes are an integral part of this financial statement.

ARETE RESEARCH, LLC
(A Wholly-Owned Subsidiary of
Arete Research Services, LLP)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2022

Note 1 - Organization

Arete Research, LLC (the "Company") is a Delaware limited liability company based in Boston, Massachusetts. The Company was formed on June 20, 2003. The Company was organized to operate as a registered broker-dealer in securities in the United States and provides research services on technology, telecom and media companies to fund managers in the United States. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly-owned subsidiary of Arete Research Services, LLP (a limited liability partnership) (the "Parent") based in London, England. As discussed in NOTE 4, the Company contracts exclusively with its Parent to provide research services. Due to the extensive nature of the transactions with the Parent, the Company's financial condition, results of operations and its cash flows as presented in the financial statements may vary significantly from those that would have existed had the Company existed without such affiliation.

Note 2 - Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

ARETE RESEARCH, LLC
(A Wholly-Owned Subsidiary of
Arete Research Services, LLP)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2022

Note 2 - Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable are customer obligations due in connection with research services performed in the normal course of business. The Company reports in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ACS 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company records the estimate of the expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost. Changes in the allowance for the credit losses are reported in credit loss expense.

The Company identified accounts receivables applicable to this guidance.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including accounts receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with accounts receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses as of March 31, 2022.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash maintained in financial institutions in excess of the FDIC insured limit of $250,000. The Company limits the amount of credit risk exposure to any one financial institution. Although cash balances may exceed federally insured limits at times during the year, the Company has not experienced and does not expect to incur any losses in such accounts. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic areas.

Income Taxes

The Company is a limited liability company, but has elected to be taxed as a "C" corporation for U.S. income tax purposes. The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other general and administrative expense, respectively.

ARETE RESEARCH, LLC
(A Wholly-Owned Subsidiary of
Arete Research Services, LLP)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2022

Note 2 – Summary of Significant Accounting Policies (Continued)

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Furniture and Equipment, net

Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Useful lives of furniture and equipment are five and three years, respectively. Repairs and maintenance are expensed as incurred and major improvements are capitalized.

Contract Liabilities

Research fees received in advance for future services are deferred to the fiscal year in which the service will be provided. The Company had $2,822 of contract liabilities as of March 31, 2022.

Subsequent Events

The Company has evaluated subsequent events after the date of the statement of financial condition through May 31, 2022, which is the date the financial statements were available to be issued.

ARETE RESEARCH, LLC
(A Wholly-Owned Subsidiary of
Arete Research Services, LLP)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2022

Note 2 – Summary of Significant Accounting Policies (Continued)

Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases* (Topic 842), which supersedes the requirements in Topic 840, *Leases*. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases.

The ASU requires operating leases be included as right-of-use ("ROU") assets and lease liabilities recorded in the statement of financial condition. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over lease term. The Company determines if an arrangement is a lease at inception. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. Lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Note 3 - Net Capital Requirement

The Company is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At March 31, 2022, the Company's "Net Capital" was $556,299 and the "Required Net Capital" was $20,116. At March 31, 2022, the Company's ratio of aggregate indebtedness to net capital was 0.5424 to 1.

ARETE RESEARCH, LLC
(A Wholly-Owned Subsidiary of
Arete Research Services, LLP)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2022

Note 4 – Related Party Transactions

The Company has entered into an agreement with the Parent whereby the Parent will charge the Company for research services. For the year ended March 31, 2022, these services as computed under this agreement, were $3,655,226. Additionally, certain sales made by the Parent and an affiliate related through common ownership to their customer base in the United States of America are collected by the Company. As of March 31, 2022, the Company had $33,822 due from its Parent pursuant to this agreement with the Parent and these amounts are included in due from related parties in the accompanying statement of financial condition. As of March 31, 2022, the Company had an amount of $35,478 due to its affiliates related to revenue collected on behalf of the related parties.

Note 5 - Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of March 31, 2022:

Accounts payable	$ 8,525
Professional and regulatory fees	42,606
Salaries	59,717
Bonus and other compensation costs	475,000
	$ 585,848

Note 6 - Income Tax

The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences that have been recognized in the financial statements and tax returns.

Net deferred income taxes at March 31, 2022 is principally attributable to temporary differences for depreciation of furniture and equipment.

The U.S. Federal jurisdiction, California, Massachusetts, Connecticut, New Jersey and New York are the major tax jurisdictions where the Company files income tax returns. At March 31, 2022, the Company had no uncertain tax positions that would require financial statement recognition, de-recognition or disclosure.

ARETE RESEARCH, LLC
(A Wholly-Owned Subsidiary of
Arete Research Services, LLP)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2022

Note 7 - <u>Leases</u>

The Company leases its office space in Boston, Massachusetts under an agreement (originally expiring on November 30, 2021, but extended to May 31, 2022) which provides for base rent plus a proportionate share of the operating expenses applicable to the building. The lease is secured by a security deposit of $8,189, which is included in other assets on the statement of financial condition. The agreement provides for monthly lease payments ranging from $6,587 to $6,719, with annual increases, as described in the agreement. The Company leases its office space with a contract term of less than 12 months.

In May 2022, the Company entered into a new office space lease commencing June 1, 2022. Such lease expires May 31, 2023 with a monthly base rent of $899.

Note 8 – <u>Employee Benefit Plan</u>

The Company is a sponsor of a 401(k) Retirement Plan (the "Plan"). The Plan requires employer contributions in an amount equal to 3% of each employee's compensation for the plan year.